UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022
Commission file number: 001-40649

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REE AUTOMOTIVE LTD.
(Translation of registrant’s name into English)

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Kibbutz Glil-Yam
4690500, Israel
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On September 16, 2022, REE Automotive Ltd. (the “Company”) published a notice (the “Notice”), and furnished such Notice on Form 6-K to the Securities and Exchange Commission (the “SEC”), that it will hold an Annual General Meeting of shareholders (the “2022 Annual Meeting”) on October 21, 2022, with a record date of September 21, 2022 (the “September 16 Form 6-K”). On September 22, 2022, the Company furnished a proxy statement (the “Proxy Statement”) and proxy card (the “Proxy Card”) for the 2022 Annual Meeting on Form 6-K to the SEC (together with the Notice and September 16 Form 6-K, the “Original Proxy Materials”). On or about September 16, 2022, the Original Proxy Materials of the Company were made available to shareholders in connection with the solicitation of proxies on behalf of the board of directors of the Company (the “Board”) for use at the 2022 Annual Meeting.

On September 21, 2022, in accordance with the Original Proxy Materials and Israeli law, The Phoenix Holdings Ltd. (“Phoenix”), which beneficially owned 26,671,811 of the Company’s Class A Ordinary Shares, representing approximately 10.9% of the total Class A Ordinary Shares outstanding and 2.5% of the total voting power of the Company as of the date of the Notice, proposed to elect Mr. Ziv Ironi to serve as a new director of the Company, to hold office until the close of business on the date of the annual general meeting of shareholders to be held in 2023, in addition to the director nominees initially proposed by the Board.

Accordingly, the notice, proxy statement, and proxy card submitted with this Form 6-K as Exhibits 99.1, 99.2 and 99.3, respectively, shall restate and supersede the Original Proxy Materials for use in connection with the 2022 Annual Meeting (i) to reflect the addition to the agenda for the 2022 Annual Meeting of Mr. Ziv Ironi, a director nominee designated by Phoenix, for election by the shareholders of the Company and (ii) to reschedule the 2022 Annual Meeting, which will now be held on November 28, 2022, beginning at 5:00 p.m. Israel time (10:00 a.m. Eastern Time), at the Company’s headquarters at Kibbutz Glil-Yam, Israel. Only shareholders who hold shares at the close of business on October 25, 2022, are entitled to notice of, and to vote at, the 2022 Annual General Meeting and any adjournments thereof.

Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 to this Form 6-K are incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-258963) and Form S-8 (File No. 333-261130).

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit No.	Exhibits
99.1	Revised Notice of Annual General Meeting of Shareholders of REE Automotive Ltd., to be held on November 28, 2022.
99.2	Revised Proxy Statement for Annual General Meeting of Shareholders of REE Automotive Ltd., to be held on November 28, 2022.
99.3	Revised Proxy Card for Annual General Meeting of Shareholders of REE Automotive Ltd., to be held on November 28, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2022

REE Automotive LTD.
By:	/s/ Avital Futterman
Name: Avital Futterman
Title: General Counsel